Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF
AMERICAS GOLD AND SILVER CORPORATION (the “Company”)

TO BE HELD ON June 29, 2022

Meeting Date, Location and Purpose

Notice is hereby given that the annual and special meeting (the “Meeting”) of shareholders of the Company will be held at 10:00 a.m. EDT on Wednesday June 29, 2022 in Salon 1 at the Ontario Bar Association, 20 Toronto Street, Suite 200, Toronto, ON  M5C 2B8.

As part of efforts to reduce the spread of the COVID-19 pandemic, given recent outbreaks and in light of the continuing news, guidelines and requirements related to COVID-19, the Company will be limiting physical access to the Meeting to registered shareholders and formally appointed proxyholders, and will not be permitting any others (including beneficial shareholders that hold their shares through a broker or other intermediary) to attend. The Company asks that, in considering whether to attend the Meeting in person, registered shareholders and formally appointed proxyholders follow, among other things, the instructions of the Public Health Agency of Canada and any applicable additional provincial and local instructions, guidelines and requirements. The Company strongly encourages each Shareholder to submit a proxy (“Proxy”) or voting instruction form (“Voting Instruction Form”) as early as possible, in advance of the Meeting. In person attendance at the Meeting will comply with government and public health directives regarding social distancing, and Shareholders are asked to monitor the Company’s website for any changes to Meeting arrangements. Registered shareholders and formally appointed proxyholders who nonetheless wish to attend in person may be subject to health screening procedures at the entrance which may include requiring persons to provide proof of vaccination and to socially distance themselves from others at the Meeting. Shareholders and any other interested persons who are unable or not permitted to attend the meeting in person have the opportunity to listen to a live audio-cast of the meeting at 10:00 a.m. (EDT) on June 29, 2022, which audio-cast can be accessed by conference call at 1-800-926-7713 for Canada and U.S. or 1-416-620-9188 for international callers.  Please note it is recommended that you dial-in 10 minutes prior to the start of the meeting, This call will be listen-only and shareholders will not be able to vote or speak at, or otherwise participate in, the meeting via the conference call.

The Meeting will be held for the following purposes:

1.	to receive the consolidated financial statements of the Company for the year ended December 31, 2021 and the auditors’ report thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to reappoint auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration;

4.
to consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution to re-approve the Company’s deferred share unit plan, as more particularly described in the Management Information Circular (the “Circular”);

5.
to consider, and if deemed appropriate, approve, with or without variation, an ordinary resolution to re-approve the Company’s restricted share unit plan, as more particularly described in the Circular;

6.
to consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution to re-approve the Company’s stock option plan, as amended by the proposed amendments thereto, as more particularly descried in the Circular; and

7.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof

For detailed information with respect to each of the above matters, please refer to the subsection bearing the corresponding title under “Business of the Meeting” in the attached Circular. Any capitalized terms used and not otherwise defined in this notice have the definitions as set out in the Circular.

Notice-and-Access

The Company is using the notice-and-access provisions (the “Notice-and-Access Provisions”) provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Company’s Circular to its Shareholders.

Under Notice-and-Access Provisions, instead of receiving paper copies of the Circular, shareholders will be receiving a notice-and-access notification with information on how they may obtain a copy of the Circular electronically or request a paper copy. Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of notice-and-access in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting materials. The Company urges Shareholders to review the Circular before voting.

Accessing Meeting Materials online

The Meeting Materials can be viewed online under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com; on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov; or on the Company’s website at www.americas-gold.com/investors/shareholder-meeting-documents/.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials (defined herein) be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR and EDGAR, by going to the Company’s website at www.americas-gold.com.

Reference to our website is included in this notice as an inactive textual reference only. Except for the documents specifically incorporated by reference into this notice, information contained on our website is not incorporated by reference in this notice and should not be considered to be a part of this notice.

To receive the Meeting Materials in advance of the Proxy Deposit Date and Meeting Date, requests for printed copies must be received no later than June 20, 2022.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Registered shareholders who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy (“Form of Proxy”) in accordance with the instructions set out in the Form of Proxy accompanying this Notice and in the Circular.

Dated at Toronto, Ontario as of May 17, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

Signed:	“Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer